EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2010	2009	2008	2007	2006
Earnings before income taxes and equity earnings	$277.4	$205.3	$357.8	$284.2	$147.5
Distributed income of equity investees	2.0	–	1.5	3.0	–

Earnings before income taxes and equity earnings, as adjusted	$279.4	$205.3	$359.3	$287.2	$147.5

Fixed charges:
Interest on debt	$54.1	$47.0	$33.1	$45.5	$20.0
Interest element of rentals	2.7	2.9	2.7	2.5	2.2

Total fixed charges	$56.8	$49.9	$35.8	$48.0	$22.2

Total adjusted earnings available for payment of fixed charges	$336.2	$255.2	$395.1	$335.2	$169.7

Ratio of earnings to fixed charges	5.9	5.1	11.0	7.0	7.6

118	SNAP-ON INCORPORATED